EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2015	2014	2013	2012	2011
Pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$592	$658	$782	$406	$599
Add:
Amortization of previously capitalized interest	12	11	10	8	9
Distributed income of equity investees	24	24	21	11	8
Total additions	36	35	31	19	17
Deduct:
Capitalized interest	19	24	39	22	31
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	8	14	26	20	9
Total deductions	27	38	65	42	40

TOTAL EARNINGS	$601	$655	$748	$383	$576

FIXED CHARGES
Interest expense	$412	$428	$392	$357	$330
Capitalized interest	19	24	39	22	31
Amortization of debt discount, premium or expense	14	11	15	13	14
Interest portion of rental expense (1)	97	114	119	121	118
Proportionate share of fixed charges of investees accounted for by the equity method	1	2	1	1	1

TOTAL FIXED CHARGES	$543	$579	$566	$514	$494

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,144	$1,234	$1,314	$897	$1,070

RATIO OF EARNINGS TO FIXED CHARGES	2.11	2.13	2.32	1.75	2.17

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.